# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XTI Aerospace, Inc., CIK 0001529113
CUSIP: 98423K405
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 15505 Wright Brothers Dr., Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001297880
Persons authorized to receive notices and communications: Scott Pomeroy, Chief Executive Officer, 15505 Wright Brothers Dr., Addison, Texas (TX), 75001, (800) 680-7412

## Reporting persons
- Pomeroy Scott (CIK 0001297880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,407,199; shared voting power 0; sole dispositive power 2,407,199; shared dispositive power 0; aggregate amount beneficially owned 2,407,199 (6.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: XTI Aerospace, Inc.
Address of issuer's principal executive offices: 15505 Wright Brothers Dr., Addison, Texas (TX), 75001
Comment:
This initial statement on Schedule 13D (the "Schedule 13D"), relates to the shares of common stock, par value $0.001 per share, of XTI Aerospace, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 15505 Wright Brothers Dr., Addison, TX 75001.

Explanatory Note

This Schedule 13D constitutes a late filing due to an inadvertent administrative error. On December 30, 2025, Scott Pomeroy (the "Reporting Person") received 2,621,100 stock options. One-third (1/3) of these stock options vested on the grant date, which, when aggregated with the Reporting Person's other beneficially owned securities, exceeded 5% of the total number of shares of common stock of the Issuer then outstanding. Pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended, the Reporting Person was required to file an initial statement Schedule 13D in connection with such acquisition on or prior to January 6, 2026, and any amendments thereto upon subsequent material changes to his beneficial ownership of shares of common stock. The Reporting Person's acquisitions have been timely disclosed in his Section 16 filings.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Scott Pomeroy, the Chief Executive Officer, Chairman and Director of the Issuer.
Residence or business address: The address for the principal business office of the Reporting Person is 15505 Wright Brothers Dr., Addison, TX 75001.
Present principal occupation or employment: Scott Pomeroy is the Chief Executive Officer, Chairman and Director of the Issuer. The Issuer is a U.S.-based aerospace company focused on building and scaling a market-leading UAS solutions platform serving enterprise, public safety, government, and defense customers, while maintaining long-term optionality in advanced vertical lift aircraft development.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person beneficially owns 2,407,199 shares of common stock of the Issuer, which consists of (i) 1,429 shares of common stock and (ii) 2,405,770 shares of common stock issuable upon exercise of certain stock options that are exercisable within sixty days from the date of this Schedule 13D (the "Vested Options"). The stock options were granted as part of the Reporting Person's compensation as Chief Executive Officer of the Issuer and did not require the payment of additional consideration at the time of grant.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is filing this Schedule 13D to report that he has acquired securities of the Issuer in connection with his service as Chief Executive Officer of the Issuer, which are further described below.

On June 12, 2024, the Issuer, as approved by the Issuer's board of directors (the "Board"), issued stock options to the Reporting Person exercisable for up to 11,251 shares of common stock, which were issued pursuant to the Issuer's Amended and Restated 2018 Employee Stock Incentive Plan (the "Plan"). These stock options vest in three (3) equal annual installments, with the first installment vesting on the first anniversary of the grant date.

On September 4, 2025, the Issuer, as approved by the compensation committee of the Board (the "Compensation Committee"), issued stock options to the Reporting Person exercisable for up to 2,621,100 shares of common stock, which were issued pursuant to the Plan. One-third (1/3) of these stock options vested on the grant date, and the remainder vest in equal quarterly installments over a two (2) year period.

On December 30, 2025, the Issuer, as approved by the Compensation Committee, issued stock options to the Reporting Person exercisable for up to 2,621,100 shares of common stock, which were issued pursuant to the Plan. One-third (1/3) of these stock options vested on the grant date, and the remainder vest in equal quarterly installments over a two (2) year period.

As of the date of this Schedule 13D, 2,405,770 shares of common stock are issuable upon the exercise of the Vested Options.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages reported in this Schedule 13D are calculated based on 38,472,204 shares of common stock issued and outstanding as of March 31, 2026, as reported in the Issuer's most recent Annual Report on Form 10-K for the year ended December 31, 2025, and includes (i) 1,429 shares of common stock and (ii) 2,405,770 shares of common stock issuable upon the exercise of the Vested Options.

Aggregate number of shares beneficially owned: 2,407,199

Percentage: 6.26%
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of:

Number of shares to which the Reporting Person has: (i) Sole power to vote or to direct the vote: 2,407,199; (ii) Shared power to vote or to direct the vote: 0; (iii) Sole power to dispose or to direct the disposition of: 2,407,199; and (iv) Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this Schedule 13D, the Reporting Person has not acquired or disposed of any shares of common stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The stock options granted to the Reporting Person described in Item 4 above were granted pursuant to the Plan and the Issuer's standard form of stock option agreements governing grants of stock options under the Plan, copies of which have been previously filed by the Issuer with the Securities and Exchange Commission.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
1. Amended and Restated XTI Aerospace, Inc. 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 21, 2025).
2. Form of Non-Qualified Stock Option Agreement pursuant to the Amended and Restated XTI Aerospace, Inc. 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on August 21, 2025).

## Signatures
- Pomeroy Scott: /s/ Scott Pomeroy, Scott Pomeroy (05/15/2026)